Exhibit 99.1

GOLD RESERVE INC.
September 30, 2017
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			September 30, 2017		December 31, 2016
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$86,525,545		$35,747,049
Receivable from sale of mining data (Notes 3 and 4)			59,000,000		–
Marketable securities (Notes 5 and 6)			335,234		541,216
Deposits, advances and other			301,844		153,916
Total current assets			146,162,623		36,442,181
Property, plant and equipment, net (Note 7)			12,106,858		12,046,496
Total assets			$158,269,481		$48,488,677
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$3,096,870		$691,409
Accrued interest			16,651		2,379
Convertible notes (Note 11)			1,038,000		–
Income tax payable (Note 12)			31,270,860		–
Contingent value rights (Note 3)			4,913,650		–
Total current liabilities			40,336,031		693,788

Convertible notes and interest notes (Note 11)			–		43,968,020
Contingent value rights (Note 3)			–		1,012,491
Total liabilities			40,336,031		45,674,299

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			377,949,462

342,190,645

Class A common shares, without par value

Authorized:	Unlimited

Issued and outstanding:	2017…99,382,048	2016…89,710,604

Contributed surplus (Note 11)			20,625,372

25,723,900

Stock options (Note 10)			20,206,459

17,353,725

Accumulated deficit			(301,085,034)

(382,897,065)

Accumulated other comprehensive income			237,191

443,173

Total shareholders' equity			117,933,450

2,814,378

Total liabilities and shareholders' equity			$158,269,481	$

48,488,677

Contingencies (Note 3)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

            /s/ J.C. Potvin                                 /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
OTHER INCOME (LOSS)
Gain on sale of mining data (Note 3)	$88,500,000	$–	$187,500,000	$–
Gain on disposition of marketable securities	–	60	–	48,360
Interest income	11,751	17,384	41,549	30,290
Loss on settlement of debt (Note 11)	(6,144,815)	(8,135)	(16,637,379)	(6,543)
Foreign currency gain (loss)	(77,898)	(2,511)	(85,718)	(11,356)
	82,289,038	6,798	170,818,452	60,751
EXPENSES
Corporate general and administrative (Notes 3 and 10)	9,499,604	666,030	15,615,197	2,156,664
Retention units (Note 10)	–	–	7,694,200	–
Contingent value rights (Notes 3 and 11)	2,981,996	–	3,901,159	–
Siembra Minera Project (Note 8)	3,503,668	828,608	5,403,946	1,386,829
Exploration costs	1,500	26,901	58,418	141,830
Legal and accounting	349,005	342,299	667,992	609,763
Arbitration and settlement (Note 3)	55,104	855,218	2,392,772	2,584,662
Equipment holding costs	158,601	160,249	470,711	644,050
Interest expense (Note 11)	603,958	2,713,049	6,094,263	7,682,316
	17,153,436	5,592,354	42,298,658	15,206,114

Net income (loss) before income tax expense	65,135,602	(5,585,556)	128,519,794	(15,145,363)
Income tax expense (Note 12)	(30,860,159)	–	(46,707,763)	–

Net income (loss) for the period	$34,275,443	$(5,585,556)	$81,812,031	$(15,145,363)

Net income (loss) per share
Basic	$0.36	$(0.06)	$0.89	$(0.18)
Diluted	$0.36	$(0.06)	$0.89	$(0.18)
Weighted average common shares outstanding
Basic	95,422,700	87,523,859	91,715,024	83,331,637
Diluted	96,479,806	87,523,859	92,086,288	83,331,637

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net income (loss) for the period	$34,275,443	$(5,585,556)	$81,812,031	$(15,145,363)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain (loss) on marketable securities,
net of tax of nil (Note 5)	(90,892)	160,767	(205,982)	348,435
Realized gain on marketable securities, net of tax of nil	–	(60)	–	(60)
Other comprehensive income (loss)	(90,892)	160,707	(205,982)	348,375
Comprehensive income (loss) for the period	$34,184,551	$(5,424,849)	$81,606,049	$(14,796,988)

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30, 2017 and the Year Ended December 31, 2016

(Unaudited - Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares
	Number	Amount
Balance, December 31, 2015	76,447,147	$ 290,467,418	$ 30,435,625	$ 20,523,325	$ (361,351,373)	$ 69,078
Net loss	–	–	–	–	(21,545,692)	–
Other comprehensive income	–	–	–	–	–	374,095
Stock option compensation	–	–	–	14,907	–	–
Fair value of options exercised	–	3,184,507	–	(3,184,507)	–	–
Common shares issued for:	–	–	–	–	–	–
Private placement, net of costs	8,562,500	34,108,113	–	–	–	–
Option exercises	2,286,500	4,175,875	–	–	–	–
Note conversions (Note 11)	2,414,457	10,254,732	(4,711,725)	–	–	–
Balance, December 31, 2016	89,710,604	342,190,645	25,723,900	17,353,725	(382,897,065)	443,173
Net income	–	–	–	–	81,812,031	–
Other comprehensive loss	–	–	–	–	–	(205,982)
Stock option compensation (Note10)	–	–	–	4,889,737	–	–
Fair value of options exercised	–	2,037,003	–	(2,037,003)	–	–
Common shares issued for:	–	–	–	–	–	–
Option exercises (Note 10)	2,060,435	5,928,624	–	–	–	–
Note conversions (Note 11)	7,611,009	27,793,190	(5,098,528)	–	–	–
Balance, September 30, 2017	99,382,048	$ 377,949,462	$ 20,625,372	$ 20,206,459	$ (301,085,034)	$ 237,191

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash Flows from Operating Activities:
Net income (loss) for the period	$34,275,443	$(5,585,556)	$81,812,031	$(15,145,363)

Adjustments to reconcile net income (loss) to net cash

used in operating activities:
Stock option compensation	227,959	3,126	4,889,737	14,907
Depreciation	1,655	1,334	4,102	4,463
Gain on sale of mining data	(88,500,000)	–	(187,500,000)	–
Loss on settlement of debt	6,144,815	8,135	16,637,379	6,543
Gain on disposition of marketable securities	–	(60)	–	(48,360)
Accretion of convertible notes	589,685	2,698,129	6,051,444	7,638,594
Income tax	15,423,256	–	31,270,860	–
Changes in non-cash working capital:

Net decrease (increase) in receivables, deposits   and advances

	182,043	82,163	(147,928)	371,506

Net increase (decrease) in payables   and accrued expenses

	(5,304,787)	77,234	6,320,892	(371,973)
Net cash used in operating activities	(36,959,931)	(2,715,495)	(40,661,483)	(7,529,683)
Cash Flows from Investing Activities:
Proceeds from sale of mining data	88,500,000	–	128,500,000	–
Purchase of property, plant and equipment	(57,720)	–	(64,464)	(350,000)
Proceeds from disposition of marketable securities	–	156	–	48,456
Net cash provided by (used in) investing activities	88,442,280	156	128,435,536	(301,544)
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	5,531,249	39,015	5,928,624	38,425,875
Settlement of debt	(42,924,181)	(77,181)	(42,924,181)	(79,589)
Financing fees	–	–	–	(141,887)
Net cash provided by (used in) financing activities	(37,392,932)	(38,166)	(36,995,557)	38,204,399
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	14,089,417	(2,753,505)	50,778,496	30,373,172
Cash and cash equivalents - beginning of period	72,436,128	42,477,569	35,747,049	9,350,892
Cash and cash equivalents - end of period	$86,525,545	$39,724,064	$86,525,545	$39,724,064

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the advancement of the Siembra Minera Project, the execution of the July 2016 settlement agreement, as amended, (the "Settlement Agreement") with Venezuela in regards to the payment of the Award (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale) and the acquisition of our Mining Data by Venezuela. (See Note 8, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera")).

Basis of Presentation and Principles of Consolidation. These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The statements principally include the accounts of the Company, Gold Reserve Corporation and two Barbadian subsidiaries formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by Venezuela and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All other subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and related notes included in our Annual Report on Form 40-F for the year ended December 31, 2016.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and which is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense.

Investments. We determine the appropriate classification of investments in equity securities at acquisition and reevaluate such classifications at each reporting date. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee and the Company’s ownership is between 20% and 50% are accounted for by the equity method.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits, advances and receivables are accounted for at cost which approximates fair value. Accounts payable, convertible notes, interest notes and contingent value rights are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 2.      New Accounting Policies:

Adopted in the year

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update was effective for us January 1, 2017 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for us commencing with the annual period beginning after December 15, 2017. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period beginning after December 15, 2017. As we currently do not generate revenue from operations we do not expect the adoption of this standard will have a significant impact on our financial statements.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 3.      Arbitral Award Settlement and Associated Mining Data Sale:

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project. In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which, as a result of the Settlement Agreement, has been temporarily stayed.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our mining data, previously compiled in association with our development of the Brisas Project (the "Mining Data"). Under the terms of the Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in installments over approximately 24 months. The first $240 million to be received from Venezuela is related to the sale of the Mining Data.

Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 10th day of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 10, 2019. As of the date of this report, approximately $187.5 million has been paid. In addition, Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of any proceeds associated with the collection of the Award, sale of mining data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of proceeds not exceed $1 million and the balance of any remaining Notes and accrued interests thereon (the  "Net Proceeds"). The estimated amount due pursuant to the terms of the CVRs as of September 30, 2017, based on the Net Proceeds from the sale of the Mining Data is approximately $4.9 million.

The Board of Directors approved a bonus plan (the "Bonus Plan") in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Arbitration Proceedings; and the on-going efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors. The Committee selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. The estimated amount due to participants pursuant to the terms of the Bonus Plan as of September 30, 2017 is $1.4 million which is included in corporate general and administrative expense in the Consolidated Statements of Operations for the nine months ended September 30, 2017.

Following receipt of funds that we are able to transfer from the Trust Account (as defined below) and after applicable payments of Net Proceeds (as defined in the CVRs) to holders of our CVRs and employees under our Bonus Plan, we expect to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any remaining proceeds, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 4.      Cash and Cash Equivalents:

	September 30,	December 31,
	2017	2016
Bank deposits	$24,859,488	$1,122,542
Cash held in trust	44,000,000	–
Money market funds	17,666,057	34,624,507
Total	$86,525,545	$35,747,049

Payments made by Venezuela associated with the Settlement Agreement are initially deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank. Under the trust agreement, the Company has the right to direct transfer of the funds to its U.S. and/or Canadian bank accounts at which time the funds will be available for general corporate purposes. Deposits held in the Trust Account as of the balance sheet date are recorded as cash and cash equivalents. Deposits made to the Trust Account subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recorded as a receivable from sale of Mining Data and total $59 million as of September 30, 2017.

On June 13, 2017, Venezuela deposited the Initial Payment of $40 million into the Trust Account and subsequently made additional monthly installment deposits of $29.5 million each from July through November, 2017 for a total of $187.5 million, which have been applied 100% against the amount due for the Mining Data in accordance with the terms of the Settlement Agreement.

In August 2017, the U.S. government restricted the Venezuelan government's access to the U.S. financial markets by filing an executive order barring, among other things, dealings in new bonds and stocks issued by the Venezuelan government and the state oil company. Subsequently the U.S. administration also issued sanctions blacklisting various Venezuelan officials from traveling to the US, freezing any assets they may have in the U.S., and prohibiting Americans from doing business with them. Subsequent to the U.S. actions, Canada imposed its own sanctions.

The Company is reliant upon intermediary banks to facilitate the transfer of funds from the Trust Account to its U.S and Canadian accounts. The sanctions have led these banks to either decline to facilitate such transfers or put significant limitations on their participation which has delayed our ability to transfer the funds in accordance with our plans. We are currently using our best efforts to make alternative arrangements for the transfer of the funds held in trust at Bandes Bank however we can give no assurances that we will be successful. As of November 22, 2017, the Company has transferred a total of approximately $99 million into our U.S. and Canadian accounts and $88.5 million remains in the Trust Account.

Note 5.      Marketable Securities:

	September 30,	December 31,
	2017	2016
Fair value at beginning of year	$541,216	$180,986
Dispositions, at cost	–	(96)
Realized gain	–	(60)
Impairment loss	–	(13,769)
Increase (decrease) in market value	(205,982)	374,155
Fair value at balance sheet date	$335,234	$541,216

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income (loss) until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of September 30, 2017 and December 31, 2016, marketable securities had a cost basis of $98,043.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The most observable level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the most recent observable trading history of the 2022 Notes, as defined in Note 11.

	Fair value September 30, 2017	Level 1	Level 2
Marketable securities	$335,234	$335,234	$–
Convertible notes and interest notes	$1,038,000	$1,038,000	$–

	Fair value December 31, 2016	Level 1	Level 2
Marketable securities	$541,216	$541,216	$–
Convertible notes and interest notes	$77,164,724	$–	$77,164,724

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
September 30, 2017
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	568,279	(502,460)	65,819
Leasehold improvements	19,527	(6,022)	13,505
Mineral property	350,000	–	350,000
	$12,615,340	$(508,482)	$12,106,858

		Accumulated
	Cost	Depreciation	Net
December 31, 2016
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	519,832	(500,870)	18,962
Leasehold improvements	41,190	(41,190)	–
Mineral property	350,000	–	350,000
	$12,588,556	$(542,060)	$12,046,496

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the "Precious Metals Royalty") and (ii)  base metals produced and recovered from the Property equal to 1% of  net smelter returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest
(i.e. 1%) in the Precious Metals Royalty at a price of $4 million.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount.  In December 2016, based on market valuations for mining equipment which included the review of transactions involving comparable assets, we recorded a write-down of $0.6 million to an estimated fair value.

Note 8.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In August 2016, we executed an agreement with the government of Venezuela to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"). The primary purpose of this entity is to develop the Siembra Minera Project.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana De Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project (which has a 40 year term consisting of 20 years with two 10 year extensions) and is, among other things authorized, via Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. Pursuant to the Settlement Agreement, the parties will retain their respective interest in Siembra Minera in the event the settlement payments are not made by Venezuela.

Siembra Minera has not recorded any expenses to date as its initial costs have been borne by the Company and Venezuela. The Company's cumulative expenditures associated with Siembra Minera through September 30, 2017 amounted to approximately $7.0 million, including approximately $1.6 million in 2016 and $5.4 million during the nine months ended September 30, 2017. These expenditures included compensation and other costs of consultants working on the project. These amounts have been recognized in the Consolidated Statement of Operations.

Note 9.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2016 were approximately $163,000. As of September 30, 2017, no contributions by the Company had been made for plan year 2017.

Note 10.    Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A Common Shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange ("TSXV") on October 6, 2016.

As of September 30, 2017, there were 1,585,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Stock option transactions for the nine months ended September 30, 2017 and 2016 are as follows:

	2017		2016
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	3,357,000	$ 2.84	5,643,500	$ 2.43
Options granted	5,277,500	3.15	-	-
Options exercised	(2,060,435)	2.88	(2,286,500)	1.83
Options expired	(1,469,500)	2.89	-	-
Options outstanding - end of period	5,104,565	$ 3.13	3,357,000	$ 2.84

Options exercisable - end of period	3,985,817	$ 3.14	3,357,000	$ 2.84

The following table relates to stock options at September 30, 2017:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	444,922	$1.92	$969,930	3.69	444,922	$1.92	$969,930	3.69
$2.69	125,000	$2.69	176,250	9.58	31,250	$2.69	44,063	9.58
$3.00	250,000	$3.00	275,000	0.70	250,000	$3.00	275,000	0.70
$3.15	3,544,643	$3.15	3,367,411	9.38	2,519,645	$3.15	2,393,662	9.38
$3.45	115,000	$3.45	74,750	0.31	115,000	$3.45	74,750	0.31
$3.89	100,000	$3.89	21,000	0.31	100,000	$3.89	21,000	0.31
$3.91	215,000	$3.91	40,850	6.53	215,000	$3.91	40,850	6.53
$4.02	310,000	$4.02	24,800	6.82	310,000	$4.02	24,800	6.82
$1.92 - $4.02	5,104,565	$3.13	$4,949,991	7.81	3,985,817	$3.14	$3,844,055	7.36

During the nine months ended September 30, 2017 and 2016, the Company granted 5,277,500 and NIL stock options, respectively. In the first nine months of 2017 and 2016 approximately 2.1 million and 2.3 million outstanding options were exercised, respectively for net proceeds to the Company of approximately $5.9 million and $4.1 million, respectively. The Company recorded non-cash compensation expense during the nine months ended September 30, 2017 and 2016 of $4,889,737 and $14,907, respectively for stock options granted in 2017 and prior periods.

The weighted average fair value of the options granted in the first nine months of 2017 was calculated at $1.04. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2017
Risk free interest rate	1.22%
Expected term	2 years
Expected volatility	59%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Retention Plan and Change of Control Agreements

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders.  In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of September 30, 2017 there were no Retention Units outstanding.

The Company also maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of September 30, 2017, in the event of a change of control, the amount payable under these agreements was approximately $17.6 million. None of this amount has currently been recognized as a change of control is not considered probable at this time.

Note 11.    Convertible Notes and Interest Notes:

In the third quarter of 2017, the Company settled all of its 11% Senior Secured Convertible Notes and Interest Notes due December 31, 2018 (the "2018 Notes"). Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding.  Of these notes, $36.3 million were settled in cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A common shares. As a result of the redemption and conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. As of September 30, 2017, the Company’s remaining debt consisted of approximately $1.0 million 2022 Convertible Notes which was settled for cash at face value in October 2017.

Note 12.    Income Tax:

Income tax expense for the nine months ended September 30, 2017 and 2016 differs from the amount that would result from applying Canadian tax rates to net income (loss) before taxes. These differences result from the items noted below:

	2017	2016
Income tax (benefit) based on Canadian tax rates	$32,129,949	$(3,786,341)
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	17,175,972	(131,705)
Non-deductible expenses	2,340,551	708,474
Withholding tax	2,000,265	–
Change in valuation allowance and other	(6,938,974)	3,209,572
	$46,707,763	$–

The Company recorded income tax expense of $46.7 million and NIL for the nine months ended September 30, 2017 and 2016, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. deferred income tax assets as of September 30, 2017 and December 31, 2016 were as follows:

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

	Deferred Tax Asset
	2017	2016
Net operating loss carry forwards	37,473,505	46,962,497
Property, Plant and Equipment	3,227,937	3,227,610
Capital loss carry forwards	425,813	15,411
Other	375,477	330,882
	41,502,732	50,536,400
Valuation allowance	(41,502,732)	(50,536,400)
Net deferred tax asset	$–	$–

At September 30, 2017, we had the following Canadian tax loss carry forwards:

Expires
$2,089,161	2026
3,877,210	2027
14,778,157	2028
14,005,369	2029
17,302,855	2030
19,375,191	2031
5,620,962	2032
7,228,375	2033
10,414,020	2034
13,516,575	2035
16,070,783	2036
25,615,363	2037
$149,894,021

At September 30, 2017, the Company has approximately $52.4 million in U.S tax loss carryforwards which have been fully utilized in the calculation of current income tax expense.